Exhibit (a)(2)

FSP PHOENIX TOWER CORP.
c/o Franklin Street Properties Corp.
401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880-6210

Via U.S. Mail

September 26, 2008

Dear FSP Phoenix Tower Corp. Shareholders:

FSP Phoenix Tower Corp. (the “Company”) was formed to purchase, own, operate, improve and reposition in the marketplace a thirty-four story multi-tenant office building containing approximately 629,054 rentable square feet of space located on approximately 2.1 acres of land in Houston, Texas (the “Property”).  Between March 2006 and September 2006, FSP Investments LLC completed the sale of equity interests in the Company through the offering on a best efforts basis of 1,050 shares of preferred stock, $.01 par value per share (“Preferred Stock”).  The Preferred Stock was sold for an aggregate consideration of approximately $105,000,000 (the “Original Gross Offering Proceeds”) in a private placement offering to “accredited investors” within the meaning of Regulation D under the Securities Act of 1933 (the “Private Placement Offering”).

On September 17, 2008, MPF DeWaay Fund 5, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Senior Note Program II LP, MPF Flagship Fund 9, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Fund 7, LLC, Steven Gold, Moraga Gold, LLC, MPF Income Fund 24, LLC and MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”) disclosed in a Tender Offer Statement on Schedule TO an offer (the “Tender Offer”) to purchase up to 50 shares of Preferred Stock for a purchase price equal to $36,420.00 per share of Preferred Stock, less the amount of any dividends declared or made with respect to the Preferred Stock between September 17, 2008 and November 7, 2008 (the “Tender Offer Price”).  As of the date of this letter, you have either received or should be receiving hard copies of the Purchasers’ Tender Offer materials.

THE COMPANY HAS DECIDED TO REMAIN NEUTRAL AS TO THE TENDER OFFER AND IS EXPRESSING NO OPINION AS TO WHETHER YOU SHOULD ACCEPT OR REJECT THE TENDER OFFER.  HOWEVER, THE COMPANY BELIEVES THAT YOU SHOULD CONSIDER THE FOLLOWING INFORMATION IN MAKING YOUR DECISION ON WHETHER OR NOT TO ACCEPT THE TENDER OFFER:

(1)	Neither the Company nor any member of the Company’s management team has any relationship (past or present) with the Purchasers.

(2)	The Tender Offer is for a maximum of 50 shares of Preferred Stock, which represents approximately 4.76% of the total outstanding shares of Preferred Stock.

(3)
Assuming that 50 shares of Preferred Stock are tendered to the Purchasers at the Tender Offer Price (excluding any dividend reductions), the Purchasers would pay total consideration of approximately $1,821,000.00, which represents approximately 1.73% of the Original Gross Offering Proceeds.

(4)
The Company’s Confidential Memorandum dated February 15, 2006 that was delivered in connection with the Private Placement Offering contemplated holding the Property for a period of three to five years as part of the Company’s investment objectives.  This period of time has not yet expired.

FSP Phoenix Tower Corp. Shareholders
September 26, 2008

(5)
The Tender Offer Price is substantially below the amount that management believes that holders of Preferred Stock could ultimately realize if they continue to hold their shares of Preferred Stock until such time as the Company completes its improvements to and repositioning of the Property, sells it and distributes the net cash proceeds.

On September 26, 2008, the Company filed a Schedule 14D-9 (the “14D-9”) with the United States Securities and Exchange Commission (the “SEC”) in response to the Tender Offer.  The 14D-9 contains certain information about:  (a) the Company; (b) the Purchasers; (c) any actual or potential conflicts of interest; and (d) additional information regarding the Tender Offer.  The 14D-9 is enclosed with this letter.

You are urged to read all the materials carefully, including any Tender Offer materials sent to you by the Purchasers, and to consider all the factors set forth therein before making a decision with respect to the Tender Offer.  Please note that your participation in the Tender Offer is voluntary, and you are not required to respond to the Purchasers if you do not plan on accepting the terms of the Tender Offer.

If you have any questions regarding the foregoing, please do not hesitate to contact your FSP Investments LLC Investment Executive at (800) 950-6288.

Very truly yours,

FSP PHOENIX TOWER CORP.

/s/  George J. Carter
George J. Carter
President

Enclosure

Forward-Looking Statements

Statements made in this letter that state the Company’s or management's intentions, beliefs, expectations, or predictions for the future may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  This letter may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.  Readers are cautioned that our forward-looking statements involve risks and uncertainty, including without limitation the current disruptions in the credit markets, changes in economic conditions in the market where we own the Property and in the global markets, risks of a lessening of demand for the type of real estate owned by us, changes in government regulations, and expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, insurance increases and real estate tax valuation reassessments.  See also the "Risk Factors" set forth in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as the same may be updated from time to time in subsequent filings with the United States Securities and Exchange Commission.  Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  We will not update any of the forward-looking statements after the date of this letter to conform them to actual results or to changes in our expectations that occur after such date, other than as required by law.